Exhibit 99.1

AMENDED AND RESTATED
STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES
OF
SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES
OF
EUROSEAS LTD.
The undersigned, Mr. Aristides J. Pittas and Ms. Stefania Karmiri do hereby certify:
1.            That they are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Euroseas Ltd., a Marshall Islands corporation (the "Corporation").
2.            That pursuant to the authority conferred by the Corporation's Articles of Incorporation, the Corporation's Board of Directors on January 13, 2016 adopted the following resolution amending and restating the relative rights, preferences and privileges of the Series B Convertible Perpetual Preferred Shares, including any PIK Shares (the "Series B Preferred Shares"):
WHEREAS, the Corporation's Board of Directors on January 24, 2014 adopted a resolution establishing a series of preferred stock of the Corporation, par value $0.01 per share, and designating and prescribing the relative rights, preferences and privileges of such series;
RESOLVED, pursuant to the authority vested in the Board of Directors by the Corporation's Articles of Incorporation, the Board of Directors does hereby amend and restate the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, as follows:
1.            Designation.  The distinctive serial designation of such series of Preferred Shares is "Series B Convertible Perpetual Preferred Shares."  Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share, except as to the respective dates that any such Series B Preferred Shares are issued, including the date from which dividends may begin accruing on such Series B Preferred Shares and any changes in the Series B Liquidation Preference resulting therefrom.  Subject to Section 7(h) hereof, the Series B Preferred Shares represent equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.
2.            Shares.
(a)            Number.  The Series B Preferred Shares shall have a par value of $0.01 per share and the number of shares constituting such series shall initially be 50,000, which number the Board of Directors may from time to time increase or decrease (but not below the number of Series B Preferred Shares then outstanding).  Series B Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares undesignated as to series.

(b)            Securities Depository.  All or a portion of the Series B Preferred Shares may be issued in book-entry form or at the Holder's option may be represented by a single certificate registered in the name of the Holder, the Securities Depository or its nominee.  If and so long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series B Preferred Shares represented by a certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.
3.            Dividends.
(a)            Dividends Generally.  Dividends shall be cumulative and shall accrue (whether or not earned or declared, whether or not there are funds legally available for the payment thereof, whether the Corporation has any earnings or net profits, and whether or not restricted by the terms of any of the Corporation's indebtedness outstanding at any time) on outstanding Series B Preferred Shares equal to the product of the Series B Liquidation Preference and the applicable Dividend Rate from the Original Issue Date until such time as the Corporation pays the dividend or redeems the Series B Preferred Shares in full in accordance with Section 6 below.  Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date, to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the applicable Dividend Rate.  Any dividend payable on the Series B Preferred Shares shall be computed on the basis of a 365-day year.
Subject to the prior and superior right of the Holders of any Senior Securities (the issuance of which would require the affirmative vote of the Initial Holder as set forth in Section 5(c) hereof), Holders of Series B Preferred Shares shall receive preferential cumulative quarterly dividends payable in cash or PIK Shares, as set forth in Section 3(b) hereto, on each Dividend Payment Date, commencing on the first Dividend Payment Date after the first issuance of a Series B Preferred Share, in either a cash amount per share equal to the product of the Series B Liquidation Preference and the applicable Dividend Rate (the "Dividend Amount") or if determined by the Board of Directors, in accordance with Section 3(b) hereto, in an amount of PIK Shares for each outstanding Series B Preferred Share equal to the Dividend Amount divided by the Original Issue Price (the "PIK Share Amount").  The Series A Preferred Shares shall be junior to the Series B Preferred Shares with respect to all dividends.
(b)            Payment and Priorities of Dividends.  Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends on the Series B Preferred Shares to the holders of record of such shares as such Holders' names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable dividend record date.  The applicable record date (the "Record Date") for any dividend payment with respect to the Series B Preferred Shares shall be the third Business Day preceding the applicable Dividend Payment Date, or such other date as determined by the Board of Directors which shall not be more than 60 days nor less than 10 days prior to the applicable Dividend Payment Date.  If Series B Preferred Shares are held of record by the nominee of the Securities Depository, dividends for such Series B Preferred Shares shall be paid to the Securities Depository in same day funds on each Dividend Payment Date.

Until the fifth anniversary of the Original Issue Date, the Corporation shall pay all or any portion of dividends in cash or PIK Shares at its option (unless the Corporation is required to pay an additional dividend to Holders of Series B Preferred Shares as provided in the next paragraph, in which case the Corporation must pay any such applicable dividend (but only such dividend) in cash).  All dividends that accrue on or after the fifth anniversary of the Original Issue Date shall be paid in cash except as otherwise agreed to in writing by any Holder of then-outstanding Series B Preferred Shares with respect solely to the dividends payable to such Holder.  Dividends that are required by the terms of this Statement of Designation to be paid in cash shall be paid in cash unless prohibited by applicable law, without regard to the availability of funds (it being understood that the Corporation shall not claim as a defense to the obligation to redeem that it does not have "funds legally available").  Dividend payments that are required to be paid in cash pursuant to this Statement of Designation shall be paid in cash unless prohibited by law.
Except as set forth in the next sentence, no dividend shall be declared or paid in cash or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities, subject to the Conversion Price being adjusted as set forth in Section 7(c)(ii) below) unless full cumulative dividends have been or contemporaneously are being paid in cash on all outstanding Series B Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.  The Corporation may authorize and pay a dividend in cash on its Common Stock at any time only if the Corporation simultaneously pays all accrued and unpaid dividends in cash plus an additional dividend in cash on each outstanding share of Series B Preferred Shares (which dividend shall be in addition to the amount of the Dividend Rate multiplied by the Series B Liquidation Preference on such Series B Preferred Share scheduled to be paid on the respective Dividend Payment Date (which amount of the Dividend Rate multiplied by the Series B Liquidation Preference shall also be paid in cash)) determined as follows: (x) at any time during the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, (1) if the Dividend Rate as calculated under clause (B) of the definition of Dividend Rate is 5%, then in addition to such regular dividend, an amount equal to 40% of the Common Stock dividend a Holder of a Series B Preferred Share would have received if such share had been converted in full into Common Stock as provided in this Statement of Designation and (2) if the Dividend Rate as calculated under clause (B) of the definition of Dividend Rate is 0%, then the greater of (A) 100% of the Common Stock dividend the Holder of such Series B Preferred Share would have received if such share had been converted in full into Common Stock as provided in this Statement of Designation and (B) 5% of the Series B Liquidation Preference and (y) on the fifth anniversary of the Original Issue Date or on any day afterwards, an amount equal to 40% of the Common Stock dividend a Holder of a Series B Preferred Share would have received if such share had been converted in full into Common Stock as provided in this Statement of Designation.  Holders of the Series B Preferred Shares shall not be entitled to any dividend in excess of all accrued and unpaid dividends and any additional dividend required under this paragraph.  The Corporation shall not declare any dividends on any Junior Securities unless the Corporation has funds legally available to comply, and complies, with this Section 3(b).
(c)            Dividend Payment Default.  If and only if a Dividend Payment Default occurs, then (1) the Corporation will take all reasonable action within its means to maximize the assets available for paying the dividend that caused the Dividend Payment Default and will use all such assets available therefor (and any additional assets that from time to time become available) to pay such dividend, (2) effective as of the date of such Dividend Payment Default, and without duplication if more than one such event has occurred and is continuing at any time, the Dividend Rate shall increase as follows: if such Dividend Payment Default exists for six months or less, the Dividend Rate will be increased by 3% per annum (including after the Dividend Payment Default ceases to exist), and if such Dividend Payment Default exists for more than six months, the Dividend Rate will be increased by an additional 3% per annum (including after the Dividend Payment Default ceases to exist), and (3) the Corporation shall create a sinking fund in accordance with Section 10 hereof for the sole purpose of paying all accrued but unpaid dividends on the Series B Preferred Shares.  For the avoidance of doubt, the Dividend Rate shall not be increased pursuant to the preceding sentence by more than 6% in the aggregate. In addition to the above, if and only if a Dividend Payment Default occurs, (A) the Conversion Rate will be adjusted as set forth in Section 7(d) hereof and (B) each Holder of the then-outstanding Series B Preferred Shares may at any time after a Dividend Payment Default (including after the Dividend Payment Default ceases to exist) convert its Series B Preferred Shares into convertible promissory notes as set forth in Section 7(h) hereof.  For the avoidance of doubt, in no event shall dividends accrue on the Series B Preferred Shares at a rate greater than 20% per annum.

4.            Liquidation Rights.
(a)        Liquidation Event.  Upon the occurrence of any Liquidation Event, Holders of Series B Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof, whether from capital, surplus or earnings, after satisfaction of all liabilities, if any, to creditors of the Corporation and subject to the rights of holders of any shares of Senior Securities then outstanding in respect of distributions upon a Liquidation Event, and concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other classes or series of Junior Securities (which Junior Securities include, for purposes of Liquidation Events, the Series A Preferred Shares) as to such distribution, a liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to the greater of (i) the Series B Liquidation Preference and (ii) the amount that such Holder otherwise would be entitled to receive if all of such Holder's Series B Preferred Shares were converted into shares of Common Stock (at the then-prevailing Conversion Price) immediately prior to such Liquidation Event.  For purposes of clarity, upon the occurrence of any Liquidation Event (i) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series B Preferred Shares and (ii) the Holders of outstanding Series B Preferred Shares shall be entitled to the Series B Liquidation Preference per share (or the amount that such Holder otherwise would be entitled to receive if all of such Holder's Series B Preferred Shares were converted into shares of Common Stock, as applicable) in cash before any distribution shall be made to the holders of the Corporation's Common Stock or any other Junior Securities.  Holders of Series B Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received in full the Series B Liquidation Preference set forth in this Section 4(a) or the amount that such Holder would be entitled to receive if all Series B Preferred Shares were converted to Common Stock in accordance herewith immediately prior to such Liquidation Event, as applicable.  The payment in full of the Series B Liquidation Preference (or the payment in full of the amount that the Holders otherwise would be entitled to receive if all of such Holders' Series B Preferred Shares were converted into shares of Common Stock, as applicable) in respect of all Series B Preferred Shares shall be a payment in redemption of the Series B Preferred Shares such that, from and after such payment, any such Series B Preferred Share shall thereafter be cancelled and no longer be outstanding.
(b)            Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation's assets available for distribution to Holders of the outstanding Series B Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference, the Corporation's assets then remaining shall be distributed among the Series B Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences.  To the extent that the Holders of Series B Preferred Shares receive a partial payment of their Series B Liquidation Preference, such partial payment shall reduce the Liquidation Preference of their Series B Preferred Shares, but only to the extent of such amount actually received.
(c)            Residual Distributions. After payment of the applicable Liquidation Preference in full to the Holders of the outstanding Series B Preferred Shares and Parity Securities, the Corporation's remaining assets and funds shall be distributed among the holders of the Common Stock and any other Junior Securities then outstanding according to their respective rights and preferences.
5.            Voting Rights.
(a)            General.  Except as otherwise required by law, the Series B Preferred Shares will vote as one class with the Common Stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% (rounded as necessary) of the number of shares of Common Stock into which such Series B Preferred Shares could be converted pursuant to Section 7(a) hereof on the record date for the relevant vote.
(b)            Right to Elect One Director.  The Holders of Series B Preferred Shares shall have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of NASDAQ if the Corporation is required to be subject to the rules of NASDAQ requiring a listed company to maintain a majority independent board and (iii) be determined by the Board of Directors to meet its nominating standards (which nominating standards may be amended or altered only by unanimous approval of all members of the Board of Directors if it would affect the nomination of the Series B Director).  The Series B Director shall be elected by the affirmative vote of the Holders of a majority of the outstanding Series B Preferred Shares.  Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the Holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the Holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such Holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director shall be entitled to one vote on any matter before the Board of Directors.  The Series B Director shall not be entitled to remuneration by the Corporation for acting as director, but shall be entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith.
(c)            Certain Consent Rights.  Subject to Section 5(d) hereof, the Corporation may not take any of the following actions, or enter into any contract or arrangement to take or cause to be taken any of the following actions, unless the Corporation shall have received, to the extent permitted by applicable law, the affirmative vote or consent of the Initial Holder, which vote or consent shall be given or withheld in accordance with Section 22 hereof:
1.            Authorize, create or issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares, provided however that after the fifth anniversary of the Original Issue Date, the Corporation may issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares, if the net proceeds from the sale of such capital stock or Series B Preferred Shares are used to redeem all outstanding Series B Preferred Shares in their entirety in accordance with Section 6 hereto;

2.            Engage in any transaction with any Affiliate of the Corporation in excess of $200,000 per calendar year, except for the performance of obligations pursuant to the terms of any agreement to which the Corporation was a party as of January 28, 2014, as such agreement may be amended or renewed from time to time, provided that any such amendment or renewal is permitted only if its terms are not more disadvantageous than the terms of such agreement in effect as of January 28, 2014 subject to the following sentence.  For the avoidance of doubt, the foregoing proviso will not apply to customary adjustments and increases (including with respect to inflation and personnel costs) contained in any agreement to which the Corporation was a party as of January 28, 2014 or any changes that are not more favorable to such Affiliate than terms that would be obtained in an arms' length transaction with an unaffiliated third party; and
3.            Effect any transaction involving the financing or acquisition of vessel or vessels, or any merger or other corporate transaction, that increases the aggregate amount of the Corporation's and its subsidiaries' (other than any Excluded Joint Venture) debt outstanding unless the ratio of debt over the sum of (i) the then most recent aggregate Vessel Value of all of the vessels owned directly or indirectly by the Corporation or its subsidiaries (other than any Excluded Joint Venture), including payments made under any shipbuilding contracts, plus (ii) Cash and Cash Equivalents, remains below 60% (the "Debt Ratio").  "Excluded Joint Venture" means any joint venture to which the Corporation is a party unless (A) the Corporation owns more than 50% of such joint venture and the organizational documents for such joint venture do not prohibit the Corporation from exercising control over the joint venture or (B) the Corporation has guaranteed any of the debts of such joint venture.  For the avoidance of doubt (A) this paragraph 3 shall not apply to the refinancing of existing senior secured debt facilities as long as the aggregate amount outstanding or available under such senior secured debt does not increase as a result of such refinancing, (B) notwithstanding this paragraph 3, if the Debt Ratio equals or exceeds 60%, the financing of two newbuildings pursuant to shipbuilding contracts that the Corporation or its subsidiaries executed prior to January 28, 2014 may be leveraged at an amount no greater than 70% of the contract price regardless of the Debt Ratio; provided, for the avoidance of doubt, that any such financing shall be included in the Debt Ratio on all other matters, (C) for purposes of this paragraph 3, in connection only with the delivery of a newbuilding or the entry into a financing agreement with respect to the acquisition of such newbuilding, the Debt Ratio shall be deemed met upon the delivery of such newbuilding or entry into such financing agreement, as applicable, if the Debt Ratio, after taking into account the anticipated terms and conditions of any future financing agreement, was below 60% at the time of entry into the contract to purchase such newbuilding, and either such newbuilding is financed with the same (or lesser) amount of debt than was anticipated when the Corporation or its subsidiary entered into such contract to purchase such newbuilding or such newbuilding is financed on the same or more favorable terms and conditions anticipated for such financing agreement and (D) for the purposes of this paragraph 3, a conversion of Euromar LLC membership interests into shares of the Corporation (including a conversion by way of merger) shall not be deemed a reorganization or recapitalization.

(d)            Termination of Voting and Consent Rights.
(i)            Unless the Board of Directors otherwise determines, the right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors pursuant to Section 5(b) hereto and the consent rights under Section 5(c) hereto shall both terminate once the Initial Holder no longer holds at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by the Initial Holder on the Original Issue Date would have converted into as of the Original Issue Date (subject to adjustment each time the Conversion Price is adjusted).  For the avoidance of doubt, for the purpose of this Section 5(d)(i), any Series B Preferred Shares held by the Initial Holder at any time shall be deemed converted and aggregated with any converted shares of Common Stock held by the Initial Holder for the purpose of determining whether the Initial Holder has maintained such 65% ownership.
(ii)            Except as otherwise terminated under Section 5(d)(i) above, the consent rights under Section 5(c) hereto shall terminate if more than 50% of the Series B Preferred Shares that were issued on the Original Issue Date are converted into Common Stock.
(e)              Consent for Change of Control.  The Corporation may not effect any transaction that would result in a Change of Control, or enter into any contract or arrangement to effect any transaction that would result in a Change of Control, unless the Corporation shall have received, to the extent permitted by applicable law,  the affirmative vote or consent of the Initial Holder, if immediately after or simultaneously with such Change of Control the Corporation would not be able to redeem all of the Series B Preferred Shares as required pursuant to Section 6(b) hereto.
6.            Redemption.
(a)              Optional Redemption by the Corporation.  The Corporation shall have the right at any time on or after the fifth anniversary of the Original Issue Date to redeem the Series B Preferred Shares, in whole or in part, at the Redemption Price.  If the Corporation redeems the Series B Preferred Shares in part, the Corporation with respect to each Holder shall first redeem all of its PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being redeemed first) prior to redeeming the Series B Preferred Shares issued on the Original Issue Date.
(b)              Special Redemption by the Holders.  Notwithstanding anything to the contrary contained in Section 6(a) hereto, upon the occurrence of a Change of Control (or the execution by the Corporation or any of its shareholders of any agreement providing for a Change of Control), each Holder of the Series B Preferred Shares may, at its option, upon not less than 15 nor more than 60 days' written notice, require the Corporation to redeem such Holder's Series B Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurs, for cash at the greater of (i) the applicable Liquidation Preference for such Series B Preferred Shares and (ii) all accrued but unpaid dividends with respect to such Series B Preferred Shares plus the Fair Market Value of the number of shares of Common Stock that are convertible on the date of such notice from such Series B Preferred Shares; provided, however, that for the avoidance of doubt, the Corporation shall not be required to effect such redemption unless a Change of Control actually occurs.  If the Corporation redeems the Series B Preferred Shares in part pursuant to this Section 6(b), the Corporation with respect to each Holder shall first redeem all of such Holder's PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being redeemed first) prior to redeeming the Series B Preferred Shares issued on the Original Issue Date.  If, prior to the receipt of such written request for redemption from any Holder of the Series B Preferred Shares, the Corporation has provided notice of its election to redeem some or all of the Series B Preferred Shares, the Holders of Series B Preferred Shares will not have any conversion right with respect to the shares called for redemption.

For purposes hereof, a "Change of Control" is deemed to occur when, after the Original Issue Date, one or more of the following has occurred:
(i) the acquisition by any Person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 50% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including shares of Common Stock convertible from the Series B Preferred Shares or, if the Series B Preferred Shares have been converted into notes pursuant to Section 7(h) hereof, such notes, or other Convertible Securities) unless the Person acquiring such voting power is (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc. or any Affiliate of Friends Investment Company, Inc., (ii) the acquisition by (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc. or any Affiliate of Friends Investment Company, Inc., of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 65% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including any shares of Common Stock convertible from the Series B Preferred Shares or, if the Series B Preferred Shares have been converted into notes pursuant to Section 7(h) hereof, such notes, or other Convertible Securities) (except that in the case of clauses (i) and (ii) such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), or (iii) the Common Stock of the Corporation is not listed on any of the equities markets of The Nasdaq Stock Market or the New York Stock Exchange; provided, however, that if the Common Stock is not listed solely because the Common Stock does not meet the minimum trading price requirement of such exchange, a "Change of Control" shall be automatically deemed to occur on the sixty first (61st) day after the Common Stock is not so listed if on such sixty first (61st) day the Common Stock remains not so listed.
For the avoidance of doubt, a conversion of Euromar LLC membership interests into shares of the Corporation pursuant to the Amended and Restated Limited Liability Company Agreement for Euromar LLC (including a conversion by way of merger) shall not be deemed to be a Change of Control under (i) above.
(c)            Redemption Price.  In the event of a redemption under (i) Section 6(a) hereof, the Corporation will redeem the applicable Series B Preferred Shares at a redemption price equal to 100% of the Series B Liquidation Preference or (ii) Section 6(b) hereof, the Corporation will redeem the applicable Series B Preferred Shares at a redemption price equal to the greater of (A) the applicable Liquidation Preference for such Series B Preferred Shares and (B) all accrued but unpaid dividends with respect to such Series B Preferred Shares plus the Fair Market Value of the number of shares of Common Stock that are convertible on the date of the applicable notice requesting redemption from the Holders of such Series B Preferred Shares (the "Redemption Price").  So long as any Series B Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price for such Series B Preferred Shares shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(d)            Redemption Notice.  The Corporation shall give notice of any redemption pursuant to Section 6(a) hereof by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Shares to be redeemed as such Holders' names appear on the Corporation's stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the "Redemption Notice") shall state: (1) the Redemption Date; (2) the number of Series B Preferred Shares to be redeemed and, if less than all outstanding Series B Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holders; (3) the Redemption Price; (4) the place where the Series B Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor; (5) that dividends on the Series B Preferred Shares to be redeemed shall cease to accumulate from and after such Redemption Date; and (6) whether a Change of Control has occurred within the last 120 days or is expected to occur within 120 days.
(e)            Effect of Redemption; Partial Redemption. If the Corporation elects to redeem Series B Preferred Shares and elects to redeem less than all of the outstanding Series B Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed pro rata or by any other equitable method as the Securities Depository or the Corporation, as applicable, shall determine, with adjustments to avoid redemption of fractional shares; provided, however, if the Corporation redeems the Series B Preferred Shares in part, the Corporation with respect to each Holder shall first redeem all of such Holder's PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being redeemed first) prior to redeeming the Series B Preferred Shares issued on the Original Issue Date.  The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.
(f)            Redemption Funds.  If the Corporation gives or causes to be given a Redemption Notice, or the Holders demand redemption in accordance with this Section 6, the Corporation shall deposit funds sufficient to redeem the relevant Series B Preferred Shares no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series B Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if a certificate representing Series B Preferred Shares is issued in the name of the Securities Depository or its nominee for such Series B Preferred Shares) of the certificate therefor.  If the Redemption Notice shall have been given or the Holders demand redemption in accordance with this Section 6, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice or notice provided by the Holders in accordance with this Section 6, all dividends on such Series B Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation's shareholders shall cease, except the right to receive the Redemption Price in respect of the Series B Preferred Shares to be redeemed, and such shares shall not thereafter be transferred on the Corporation's stock transfer books or be deemed to be outstanding for any purpose whatsoever.  The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income.  Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series B Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation.  Any Redemption Notice may, at the Corporation's discretion, be subject to one or more conditions precedent, including but not limited to, completion of any equity offering, the issuance of indebtedness or other corporate transaction or event.

(g)            Certificate.  Any Series B Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute authorized but unissued shares of Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation.  If only a portion of the Series B Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically for Series B Preferred Shares represented by the certificate registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or the applicable book-entry account shall be adjusted) to represent the number of Series B Preferred Shares that have not been called for redemption.
(h)            Redemption Priority.  In the event that full accrued but unpaid dividends on the Series B Preferred Shares and any Parity Securities shall have not been paid or otherwise declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all Holders of Series B Preferred Shares.  The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Stock or any other Junior Securities (other than repurchases or acquisitions of shares held by directors, officers, employees and consultants whose employment or services with the Corporation have terminated pursuant to the terms of any applicable stock incentive plan or similar plan or arrangement or any contractual arrangements with such Persons) unless all accrued and unpaid dividends have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.  If the Corporation is required to redeem any Series B Preferred Shares, then the Corporation will take all reasonable action within its means to maximize the assets available for redeeming such Series B Preferred Shares and will use all such assets available therefor (and any additional assets that from time to time become available).
7.            Conversion.  Series B Preferred Shares are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 7.
(a)            Optional Conversion. Each Holder of Series B Preferred Shares may elect to convert its Series B Preferred Shares, in whole or in part, at any time and from time to time into shares of Common Stock at a rate for each Series B Preferred Share equal to the Series B Liquidation Preference for such Series B Preferred Share divided by the Conversion Price then in effect.  Each Holder of Series B Preferred Shares shall first convert all of its PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being converted first) prior to converting the Series B Preferred Shares issued on the Original Issue Date.
(b)            Mandatory Conversion.  At any time after the second anniversary of the Original Issue Date, the Series B Preferred Shares will mandatorily convert to Common Stock at the Conversion Rate then in effect if all of the following are true: (1) the Corporation consummates a sale of Common Stock in an underwritten public offering with a price per share of Common Stock to the public of $25.00, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more resulting in gross proceeds of $40.0 million or more (subject to adjustment as set forth in the last sentence of this Section 7(b)); (2) the Common Stock trades at or above a VWAP of $25.00, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more per share for 37 consecutive Trading Days prior to the earlier of the announcement of such offering and the closing of the offering and (3) either (x) there is an effective registration statement covering the resale of all converted Common Stock (or if there is an effective registration statement covering only a portion of the converted Common Stock, then the Series B Preferred Shares will mandatorily convert into Common Stock only with respect to such portion) or (y) the converted Common Stock may be resold pursuant to Rule 144 without any volume or manner or sale restrictions (subject to any lock-up period required by the underwriters of such underwritten offering).  The Corporation shall promptly notify all of the Holders if all of the provisions of this Section 7(b)(1), (2) and (3) are met.  If the Corporation provides timely notice to the Initial Holder of the underwritten offering set forth in clause (1) of this Section 7(b) requesting participation by the Initial Holder in such offering, and the Initial Holder declines to so participate, such underwritten offering may result in gross proceeds of $40.0 million less an amount equal to the value (determined at a price per share equal to the price at which shares of Common Stock are offered in such underwritten offering) of 5% of the Common Stock that is convertible from the Series B Preferred Shares held by the Initial Holder on the date notice of such underwritten offering is provided by the Corporation to the Initial Holder (based on the conversion price in effect on January 28, 2014, subject to anti-dilution adjustments) at the time the notice of such offering is provided by the Corporation to the Initial Holder, and the Series B Preferred Shares shall remain subject to the mandatory conversion set forth in this Section 7(b) (provided that the provisions of clauses (2) and (3) set forth in this Section 7(b) are met).

(c)            Adjustment of Conversion Price as Result of Certain Corporate Actions. The Conversion Price in effect at any time shall be adjusted as follows:
(i) If the Corporation shall, at any time or from time to time, effect a subdivision or split of the outstanding Common Stock, the Conversion Price in effect immediately before such subdivision or split shall be proportionately decreased and, conversely, if the Corporation shall, at any time or from time to time, effect a combination of the outstanding Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased.  Any adjustment under this Section 7(c)(i) shall become effective at the close of business on the date of the applicable subdivision, split or combination.
(ii)            In the event that the Corporation shall, at any time or from time to time, make or issue to all holders of shares of Common Stock, a dividend or other distribution payable in shares of Common Stock, then the Conversion Price in effect shall be decreased as of the time of such issuance in accordance with the following formula:

O
C1	=	C x ----------------
O + N

where:
C1 =	The adjusted Conversion Price.
C =	The current Conversion Price.
O =	The number of shares of Common Stock outstanding immediately prior to the applicable issuance.
N =	The number of additional shares of Common Stock issued in payment of such dividend or distribution.
(iii)                          In the event that the Corporation shall, at any time or from time to time, offer shares of Common Stock (other than Excluded Shares) in a non-public offering (or in a public offering in which more than 50% of such public offering is subscribed to by Affiliates of the Corporation) in which the Common Stock is sold at a price less than Fair Market Value, then the Conversion Price shall be reduced (but not increased) to an amount determined by multiplying the Conversion Price by a fraction (x) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration received or deemed received by the Corporation for the total number of additional shares of Common Stock so issued would purchase at such then-existing Conversion Price, and (y) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale plus the total number of additional shares of Common Stock so issued.  For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (I) the number of shares of Common Stock outstanding, (II) the number of shares of Common Stock into which the then-outstanding Series B Preferred Shares could be converted if fully converted on the day immediately preceding the given date, and (III) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and Convertible Securities outstanding on the day immediately preceding the given date. In addition, any issuance of additional Series B Preferred Shares shall not cause an adjustment of the Conversion Price under this Section 7(c)(iii).

An adjustment made pursuant to this Section 7(c)(iii) shall be made on the next Business Day following the date on which any such issuance or sale is made and shall be effective retroactively to the close of business on the date of such issuance or sale.
For the purpose of making any adjustment required under this Section 7(c)(iii), the aggregate consideration received by the Corporation for any issue or sale of securities (the "Aggregate Consideration") shall be computed as: (A) to the extent it consists of cash, the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, the fair value of that property as determined in good faith by the Board of Directors; provided, however, that to the extent the Board of Directors determines the fair value of property other than cash is equal to or exceeds $1,000,000, then the Corporation shall have such property appraised by a qualified independent appraiser, whose valuation shall conclusively determine the value, and (C) if shares of Common Stock, Convertible Securities or rights or options to purchase either shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such shares of Common Stock, Convertible Securities or rights or options.

For the purpose of the adjustment required under this Section 7(c)(iii), if the Corporation issues or sells (x) Preferred Shares or other stock, options, warrants, purchase rights or other securities convertible into, shares of Common Stock other than Excluded Shares (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of shares of Common Stock or Convertible Securities (other than Excluded Shares) and if the Effective Price of such shares of Common Stock is less than the Conversion Price, the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus: (A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and (B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.

If any option or warrant expires or is cancelled without having been exercised, then, for the purposes of the adjustments set forth above, such option or warrant shall have been deemed not to have been issued and the Conversion Price shall be adjusted accordingly.  No holder of Common Stock which was previously issued upon conversion of Series B Preferred Shares shall have any obligation to redeem or cancel any such shares of Common Stock as a result of the operation of this paragraph.

(iv)            Anything herein to the contrary notwithstanding, no adjustment will be made to the Conversion Price by reason of the issuance of Common Stock upon the conversion of Series B Preferred Shares or the exercise of any such rights or options.
(d)            Adjustment to Conversion Rate in the Event of Dividend Payment Default.  In the event a Dividend Payment Default occurs and is continuing the Conversion Price shall be adjusted as follows: for the first six months during which such Dividend Payment Default exists, the Conversion Price shall equal $10.76 (as adjusted pursuant to Sections 7(c), 7(e) and 7(j) hereof), and if the Dividend Payment Default continues for more than six months, the Conversion Price shall equal $9.25 (as adjusted pursuant to Sections 7(c), 7(e) and 7(j) hereof).  If the Dividend Payment Default ceases to exist (as evidenced by the delivery of an Officer's Certificate to the Registrar and Transfer Agent stating that such Dividend Payment Default no longer exists), the Conversion Price shall remain the reduced Conversion Price in effect immediately prior to the cessation of the Dividend Payment Default.
(e)            Corporate Events.  Prior to the consummation of any transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock, including a reclassification, exchange, substitution or reorganization (a "Corporate Event"), the Corporation shall make appropriate provision to ensure that each Holder will thereafter have the right to receive upon a conversion of all the Series B Preferred Shares held by such Holder, such securities and other assets (including cash) that such Holder would have been entitled to receive had such Holder converted its Series B Preferred Shares into Common Stock immediately prior to the consummation of such Corporate Event.  The provisions of this Section 7(e) shall apply similarly and equally to successive Corporate Events.
(f)            Mechanics of Conversion.  No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Shares.  In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then Fair Market Value of such fractional shares.  Before any Holder of Series B Preferred Shares shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the Holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any Transfer Agent for the Series B Preferred Shares (to the extent not registered in the name of the Securities Depository or its nominee), and shall give written notice to the Corporation at such office that such Holder is converting the same; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion unless either the certificates evidencing such Series B Preferred Shares are delivered to the Corporation or its Transfer Agent as provided above, or the Holder notifies the Corporation or its Transfer Agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.  Each Holder of Series B Preferred Shares shall first convert all of its PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being converted first) prior to converting the Series B Preferred Shares issued on the Original Issue Date.

The Corporation shall, as soon as practicable after such delivery (which shall occur automatically for such Series B Preferred Shares represented by a certificate registered in the name of the Securities Depository or its nominee), or after such agreement and indemnification, issue and deliver at such office to such Holder of Series B Preferred Shares, a certificate or certificates for the number of shares of Common Stock to which such Holder shall be entitled as aforesaid (or the applicable book-entry account shall be created and/or noted as credited with such shares of Common Stock) and a check payable to the Holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any accrued and unpaid cash dividends on the converted Series B Preferred Shares.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of Series B Preferred Shares to be converted, and the Person or Persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.
(g)            Reservation Of Stock Issuable Upon Conversion.  The Corporation shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred Shares, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Shares; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Statement of Designation or the Articles of Incorporation.
(h)            Optional Conversion to Convertible Promissory Note.  During or any time after the occurrence of a Dividend Payment Default (even if a Dividend Payment Default is not in effect), a Holder of Series B Preferred Shares may require the Corporation to convert such shares into one or more unsecured, convertible promissory notes in the form set forth on Exhibit A hereto, or in a form agreed between such Holder and the Corporation; provided, however, that the Corporation shall not be required to convert the Series B Preferred Shares into such promissory notes to the extent such notes or their terms would cause any additional breach or default under any then existing credit agreement, guarantee, security agreement or similar agreement to which the Corporation is a party.  The Corporation agrees to use its best efforts to ensure that any future loan agreement or amendment to an existing or future loan agreement will contain one or more provisions ensuring that the conversion of Series B Preferred Shares under this Section 7(h) shall not result in a default under such loan agreement, be it by covenant default or otherwise.
(i)            Treasury Stock.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held, directly or indirectly, by or for the account of the Corporation.  The disposition of such shares of Common Stock shall be deemed a sale for the purpose of Section 7(c)(iii) hereof.

(j)            Other Events.  If any event occurs of the type contemplated by the foregoing provisions of this Section 7 but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to protect the rights of the holders of the Series B Preferred Shares; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.
8.            Rank.  The Series B Preferred Shares shall be deemed to rank:
(a)            senior to all classes of Common Stock and the Series A Preferred Shares, and to any other class or series of capital stock established after the Original Issue Date, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event or redemption (collectively referred to with the Corporation's Common Stock as "Junior Securities"); and
(b)            on parity with any other class or series of capital stock established after the Original Issue Date by the Board of Directors in accordance with Section 5(c)(1) hereof, the terms of which class or series are not expressly subordinated or senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event or redemption (collectively referred to as "Parity Securities"); and
(c)            junior to all of the Corporation's indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each class or series of capital stock established after the Original Issue Date by the Board of Directors in accordance with Section 5(c)(1) hereof, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event or redemption (collectively referred to as "Senior Securities").
The Corporation may issue Junior Securities from time to time in one or more series without the vote or consent of the Holders of the Series B Preferred Shares.  The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series.  The Board of Directors shall also determine the number of shares constituting each series of securities.  The ability of the Corporation to issue additional Series B Preferred Shares, Parity Securities and Senior Securities is limited as described under Section 5 hereof.  The Series A Preferred Shares are Junior Securities.
9.            Definitions; Interpretation.  As used herein, terms not otherwise defined in this Statement of Designation shall have the following meanings:
"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Aggregate Consideration" has the meaning set forth in Section 7(c)(iii) of this Statement of Designation.
"Approved Shipbroker" means any of the following or their Affiliates: Arrow Valuations Ltd; Breamar Seascope Limited; Clarkson Valuations Limited; Fearnley Offshore AS; Howe Robinson & Co. Ltd.; ICAP Shipping Limited; Maersk Brokers K/S; RS Platou Shipbrokers A/S; SSY Valuation Services Ltd.; and VesselsValue Ltd, or such other reputable, independent and first class firm of shipbrokers specializing in the valuation of vessels of the relevant type agreed between the Corporation and the Initial Holder.
"Articles of Incorporation" means the Corporation's Amended and Restated Articles of Incorporation as in effect on the date hereof, as they may be further amended and/or restated from time to time.
"Available Cash" means the cash available to the Corporation after taking into account operating expenses (including accrual for scheduled drydockings, provided that such accrual shall be equally divided between all quarters of the applicable fiscal year or years between drydockings for the applicable vessel or vessels) and all scheduled principal and interest payments due on the Corporation's indebtedness during the current fiscal quarter.
"Board of Directors" means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act, any authorized committee thereof.
"Business Day" means a day on which the primary exchange on which the Corporation's Common Stock is listed or quoted is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.
"Bylaws" means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.
"Cash and Cash Equivalents" means any of the following types of investments, to the extent owned by the Corporation or any of its subsidiaries (other than any Excluded Joint Venture):  (A) Dollars, euros or such local currencies held by the Corporation from time to time in the ordinary course of its business; (B) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof; (C) investments in certificates of deposit, banker's acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $750,000,000; (D) investments in commercial paper of a corporation maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto, or from Moody's Investors Service, Inc., and any successor thereto (but excluding asset-backed investments and any commercial paper issued by a special investment vehicle); (E) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (B) above and entered into with a financial institution satisfying the criteria of clause (C) above; and (F) investments in "money market funds" within the meaning of Rule 2a-7 of the Investment Company Act of 1940, as amended, substantially all of whose assets are invested in investments of the type described in clauses (A) through (E) above and which is issued by a financial institution having total assets in excess of $5,000,000,000.

"Change of Control" has the meaning set forth in Section 6(b) of this Statement of Designation.
"Common Stock" means the Corporation's common stock, par value $0.03 per share.
"Conversion Price" means $12.25 (subject to adjustment pursuant to Sections 7(c), (d), (e) and (j) hereof, as applicable).
"Convertible Securities" has the meaning set forth in Section 7(c)(iii) of this Statement of Designation.
"Corporate Event" has the meaning set forth in Section 7(e) of this Statement of Designation.
"Corporation" has the meaning set forth in the Preamble of this Statement of Designation.
"Debt Ratio" has the meaning set forth in Section 5(c)(3) of this Statement of Designation.
"Dividend Amount" has the meaning set forth in Section 3(a) of this Statement of Designation.
"Dividend Payment Date" means each March 31, June 30, September 30 and December 31, commencing on March 31, 2014; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.
"Dividend Payment Default" shall occur if on any Dividend Payment Date the Corporation does not pay the entire applicable dividend on the Series B Preferred Shares.  A Dividend Payment Default ceases to exist when the Corporation has paid the entire applicable dividend (including any previously accrued but unpaid dividends).  For the avoidance of doubt, failure to pay in cash any dividends that accrue at any time commencing five years after the Original Issue Date constitutes a Dividend Payment Default, regardless of whether the Corporation has funds legally available for the payment of such dividend or the payment of such dividends are prohibited by applicable law, or both.
"Dividend Period" means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the day next preceding the next Dividend Payment Date.
"Dividend Rate" with respect to a Series B Preferred Share means a rate per annum determined as follows:
(A) For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if no cash dividend for the applicable quarter is being paid on the Common Stock, the Dividend Rate shall be calculated on a calendar quarter basis based on the VWAP of all Trading Days (taken as a whole unless VWAP information based on all such Trading Days taken as a whole is not available, in which case the Dividend Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) during the immediately preceding calendar quarter and shall be (i) 5.00% of the Series B Liquidation Preference if such VWAP is less than or equal to $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such quarter), and (ii) 0% of the Series B Liquidation Preference if such VWAP exceeds $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such quarter).  For example, the Dividend Rate applicable to the March 31, 2014 Dividend Payment Date shall be calculated based on the VWAP during the fourth calendar quarter in 2013 and the Dividend Rate applicable to the June 30, 2014 Dividend Payment Date shall be calculated based on the VWAP during the first calendar quarter in 2014.

(B) For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if a cash dividend for the applicable quarter is being paid on the Common Stock, the Dividend Rate shall be calculated based on the VWAP during the 37 Trading Days (taken as a whole unless VWAP information based on all such Trading Days taken as a whole is not available, in which case the Dividend Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) immediately prior to the meeting of the Board of Directors that approved such cash dividend and shall be (i) 5.00% of the Series B Liquidation Preference if such VWAP is less than or equal to $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such period), and (ii) 0% of the Series B Liquidation Preference if such VWAP exceeds $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such period).
(C) For the period commencing on and including the fifth anniversary of the Original Issue Date and ending on but excluding the seventh anniversary of the Original Issue Date, the Dividend Rate shall be 12.00%.
(D) Thereafter, the Dividend Rate shall be 14.00%.
If the Dividend Rate changes pursuant to subparagraphs (A)-(D) above during a Dividend Period, the Dividend Amount for each day during such Dividend Period shall be calculated based on the Dividend Rate in effect on such day.
The Dividend Rate shall be subject to adjustment as set forth in Section 3(c) hereof.
The Initial Holder has agreed to provide the Corporation with the applicable VWAP at no cost in a timely manner upon request by the Corporation.  If the Initial Holder (or another person designated to do so by the Initial Holder at the Initial Holder's expense) does not provide such VWAP in a timely manner, all references to VWAP for purposes of calculating the Dividend Rate shall mean the average, volume adjusted closing price of the Common Stock as reasonably calculated by the Corporation for such periods.
"Dollar" and "$" mean lawful money of the United States of America from time to time.

"Effective Price" of shares of Common Stock shall mean the quotient determined by dividing the total number of shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under Section 7(c)(iii) hereof, into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under Section 7(c)(iii) hereof, for such shares of Common Stock. In the event that the number of shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

"Exchange Act" has the meaning set forth in Section 6(b) of this Statement of Designation.
"Excluded Joint Venture" has the meaning set forth in Section 5(c)(3) of this Statement of Designation.
"Excluded Shares" means any shares of Common Stock issued or issuable by the Corporation: (A) to directors, officers, employees and consultants under any stock incentive plan or similar plan or arrangement approved by the Board of Directors; (B) in respect of a conversion of the Series B Preferred Shares in accordance herewith; (C) pursuant to a stock split, stock dividend, reorganization or recapitalization applicable to all of the shares of Common Stock of the Corporation; or (D) pursuant to a transaction that the Initial Holder agrees shall be deemed to be an issuance of Excluded Shares.
"Fair Market Value" means the 30-Trading Day trailing VWAP of the Common Stock (as adjusted to take into account any offering expenses, such as underwriting discounts and expenses (but not including discounts to the VWAP), that are customary for the type of offering being conducted by the Corporation).
"Holder" means each Person in whose name any Series B Preferred Shares are registered on the Corporation's records.
"Initial Holder" means Tennenbaum Opportunities Fund VI, LLC and/or its Affiliates.
"Junior Securities" has the meaning set forth in Section 8(a) of this Statement of Designation.
"Liquidation Event" means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, or a sale of all or substantially all of the assets or properties of the Corporation individually or in a series of transactions.  A consolidation or merger of the Corporation with or into any other Person, individually or in a series of related transactions, shall not be deemed a Liquidation Event.
"Liquidation Preference" means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) hereof and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide).
"Officer's Certificate" means a certificate signed by the Corporation's Chief Executive Officer or Chief Financial Officer or another duly authorized officer of the Corporation.
"Original Issue Date" shall mean the first date on which a Series B Preferred Share is issued to any Holder, which, for the avoidance of doubt, was January 29, 2014.

"Original Issue Price" means $1,000.00 per share for each Series B Preferred Share (as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Series B Preferred Shares).
"Parity Securities" has the meaning set forth in Section 8(b) of this Statement of Designation.
"Paying Agent" means American Stock Transfer & Trust Company, LLC, acting in its capacity as paying agent for the Series B Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Corporation.
"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.
"PIK Share Amount" has the meaning set forth in Section 3(a) of this Statement of Designation.
"PIK Shares" shall mean Series B Preferred Shares issued to Holders in lieu of cash dividends in accordance with this Statement of Designation.
"Preferred Shares" means any of the Corporation's preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to one or more preferences over shares of the Corporation's Common Stock.
"Record Date" has the meaning set forth in Section 3(b) of this Statement of Designation.
"Redemption Date" means the date of the redemption of the Series B Preferred Shares in accordance with Section 6 of this Statement of Designation.
"Redemption Notice" has the meaning set forth in Section 6(d) of this Statement of Designation.
"Redemption Price" has the meaning set forth in Section 6(c) of this Statement of Designation.
"Registrar" means American Stock Transfer & Trust Company, LLC, acting in its capacity as registrar for the Series B Preferred Shares, and its respective successors and assigns or any other registrar appointed by the Corporation.
"Securities Depository" means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.
"Senior Securities" has the meaning set forth in Section 8(c) of this Statement of Designation.
"Series A Preferred Shares" means the Series A Participating Preferred Stock established pursuant to the Shareholders Rights Agreement.

"Series B Director" has the meaning set forth in Section 5(b) of this Statement of Designation.
"Series B Liquidation Preference" means a Liquidation Preference for each Series B Preferred Share initially equal to $1,000.00 per share, which Liquidation Preference shall be (a) increased by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (b) decreased upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series B Preferred Share (as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Series B Preferred Shares).
"Series B Preferred Shares" has the meaning set forth in the Preamble of this Statement of Designation.
"Shareholders Rights Agreement" means that certain shareholders rights agreement dated May 18, 2009 between the Corporation and American Stock Transfer and Trust Company, LLC, as rights agent, as it may be amended from time to time, or any future shareholders rights agreement.
"Statement of Designation" means this Amended and Restated Statement of Designation relating to the Series B Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation.
"Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).
"Transfer Agent" means American Stock Transfer & Trust Company, LLC, acting in its capacity as transfer agent for the Series B Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.
"Vessel Value" of a particular vessel means the fair market value of such vessel which shall be conclusively determined by one Approved Shipbroker selected by the Corporation, which written determination may be no more than three (3) Business Days old and may be made with or without physical inspection of such vessel, on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer free of any existing charter or any other contract of employment in respect of such vessel; and after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.
"VWAP" means volume-weighted average price of the Common Stock.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words "include," "includes," or "including" are used, they are deemed followed by the words "without limitation;" and all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate proportional adjustment for stock splits, stock combinations, stock dividends and similar events.
10.            Sinking Fund.  The Series B Preferred Shares shall not have the benefit of any sinking fund except, and only to the extent, as follows: in the event of a Dividend Payment Default, the Corporation will create a sinking fund for the sole purpose of paying the dividends on the Series B Preferred Shares as provided herein; provided, however, that such sinking fund shall not be created if it would cause any additional breach or default under any then existing credit agreement, guarantee, security agreement or similar agreement to which the Corporation is a party.  The Corporation shall deposit into the sinking fund 80% of its Available Cash (or such lesser amount as may be permitted under any such credit agreement, guarantee, security agreement or similar agreement to which the Corporation is a party), as and when such funds become available, until the dividend that cause the Dividend Payment Default has been paid.  Any excess funds remaining in the sinking fund after such dividend has been paid in full shall revert to the Corporation.
11.            Record Holders.  To the fullest extent permitted by applicable law, the Corporation may deem and treat each Holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.
12.            Notices.  The Corporation will give notice to the Holders promptly following each adjustment of the Conversion Price, setting forth in reasonable detail the calculation of such adjustment(s).  In addition, if the Corporation (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Corporate Event, (iii) authorizes the sale of all or substantially all of the assets or properties of the Corporation or the voluntary dissolution, liquidation or winding up of the affairs of the Corporation, or (iv) undergoes a Change of Control, then the Corporation shall deliver to the Holders a notice describing the material terms and conditions of such event (but only to the extent such disclosure would not result in the dissemination of material, non-public information to the Holders) at least ten (10) calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.  All of the foregoing notices or communications and any other notices or communications in respect of the Series B Preferred Shares shall be sufficiently given if given in writing and delivered in person, by overnight courier, by first class mail, postage prepaid, by electronic mail or facsimile, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.
13.            Amendment.  At any time when any Series B Preferred Shares are outstanding, none of this Statement of Designation, the Articles of Incorporation, the Bylaws or the Shareholders Rights Agreement shall be amended (including by merger, consolidation or otherwise) in any manner which would materially or adversely alter, change or affect the powers, preferences or rights of the Series B Preferred Shares without the affirmative vote of the Holders of a majority of the outstanding Series B Preferred Shares, voting separately as a class.

14.            Fractional Shares.  Series B Preferred Shares may be issued in fractions of a share.
15.            No Other Rights.  The Series B Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.
16.            No Impairment.  The Corporation shall not, by amendment of this Statement of Designation, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Statement of Designation by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Statement of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion and other rights of the holders of the Series B Preferred Shares against impairment.  Notwithstanding the foregoing, the Corporation shall not enter into any agreement that would prohibit, impair or otherwise alter, or amend any existing agreement to prohibit, impair or otherwise alter, the Corporation's ability to perform any of its obligations in Section 7(h) or Section 10 hereof or both, disregarding, for the purposes of this sentence, the proviso in Section 7(h) hereof and the proviso and parenthetical in Section 10 hereof.
17.            Taxes.  The Corporation shall pay any and all issue, stamp and other taxes that may be payable in respect of any conversion of Series B Preferred Shares. The Corporation shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate of Common Stock in a name other than the Holder of the Series B Preferred Shares so converted, and the Corporation shall not be required to issue or deliver any such certificate of Common Stock unless and until the Holder converting such Series B Preferred Shares requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
18.             Lost or Stolen Certificates. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Series B Preferred Share certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Series B Preferred Share certificate(s), if any, the Corporation shall execute and deliver new Series B Preferred Share certificate(s) of like tenor and date.

19.            Maturity.  The Series B Preferred Shares shall be perpetual, unless converted or redeemed in accordance with this Statement of Designation.
20.            No Preemptive Rights.  No holders of Series B Preferred Shares will, as holders of Series B Preferred Shares, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.

21.            Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
22.            Consent by Initial Holder.  If the consent of the Initial Holder is required pursuant to Section 5(c) or (e) hereunder, the Corporation shall promptly provide written notice to the Initial Holder, which notice may be delivered by overnight courier (with a copy, which shall not be deemed notice, sent by email).  The Initial Holder shall respond to the Corporation by delivering written notice of its consent, or decision to withhold such consent, within five (5) Business Days after receipt of such notice (not counting the day of receipt of such notice).  If the Initial Holder has not delivered such notice within the five (5) Business Day period, the Initial Holder shall be deemed to have given its consent.
23.            Vessel Valuations.  Until such time as the Initial Holder no longer holds any Series B Preferred Shares, the Corporation shall provide to the Initial Holder copies of all valuations of vessels that it or its direct or indirect subsidiaries own that the Corporation or any of its subsidiaries has in its possession on the Original Issue Date or that are prepared by unaffiliated third parties upon the Corporation's or any of its subsidiaries' request pursuant to the Corporation's or any of its subsidiaries' loan agreements or otherwise, no later than two (2) Business Days after receipt of such valuations.  The Corporation or any of its subsidiaries shall provide valuations of vessels prepared by the Corporation or such subsidiary itself for internal use, only upon request by the Initial Holder.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned, being duly authorized thereto, does hereby affirm that this Amended and Restated Statement of Designation is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his or her hand on January 13, 2016.
/s/ Aristides J. Pittas
Name: Aristides J. Pittas
Title: Chief Executive Officer

/s/ Stefania Karmiri
Name: Stefania Karmiri
Title: Secretary

[Signature Page to Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd.]

Exhibit A
Form of Promissory Note
[THE RIGHTS REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES INTO WHICH THE DEBT MAY BE CONVERTED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ARE BEING ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION OF THEREOF.  NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR UNLESS SUCH REGISTRATION STATEMENT IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.]1

CONVERTIBLE PROMISSORY NOTE

$_______[2]	[Date]

FOR VALUE RECEIVED, Euroseas Ltd., a corporation incorporated under the laws of the Marshall Islands (the "Corporation"), hereby promises to pay to the order of ______________________________ or its successors and permitted assigns (the "Holder"), the principal sum of _______________3 Dollars ($___________________4 ) (the "Principal"), together with Interest thereon from the date of this Convertible Promissory Note (this "Note") until all unpaid Principal and accrued and unpaid Interest thereon and other amounts payable under this Note have been paid in full under this Note or fully converted into Common Stock as provided herein.  Interest shall accrue on all outstanding Principal at the Interest Rate then in effect on a daily basis from the date hereof ("Interest") until all outstanding Principal and accrued and unpaid Interest thereon under this Note and other amounts payable under this Note are paid in full or fully converted into Common Stock as provided herein (all outstanding Principal, accrued and unpaid Interest thereon and other amounts payable under this Note from time to time are collectively referred to herein as the "Debt").  Interest shall be calculated on the basis of a 365-day year.
This Note is referenced in, and has been issued pursuant to, that certain Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd., dated as of January 13, 2016 (the "Statement of Designation").  Each capitalized term used herein and not otherwise defined herein has the meaning ascribed to such term in the Statement of Designation.

[1]	Delete legend if the Common Stock that is convertible pursuant to this Note has been registered with the U.S. Securities and Exchange Commission.
[2]	Insert Series B Liquidation Preference Amount at time of conversion in figures.
[3]	Insert Series B Liquidation Preference Amount at time of conversion in words.
[4]	Insert Series B Liquidation Preference Amount at time of conversion in figures.

Payment.
(a)            Payment on Maturity; Interest Payments; Prepayments. Unless previously fully converted into Common Stock as provided herein from time to time, all outstanding Principal and Interest and other amounts payable under this Note shall be due and payable immediately on demand following a Change of Control (the date of such demand being the "Maturity Date").  Interest only shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date") by no later than 5:00 p.m., New York City time, on each such Interest Payment Date, with the first payment of Interest due and payable on ____________;5 provided, however, that if any Interest Payment Date would otherwise occur on a day that is not a Business Day, such Interest Payment Date shall instead be on the immediately succeeding Business Day.  For the avoidance of doubt, in no event shall interest accrue at an Interest Rate greater than 20% per annum.  Interest and other amounts payable pursuant to this Note shall accrue whether or not there are funds legally available for the payment thereof, whether the Corporation has any earnings or net profits, and whether or not the payment or accrual of Interest or such other amounts is restricted by the terms of any of the Corporation's indebtedness outstanding at any time.  The Corporation may prepay the Debt in full or in part at any time [on or after January [●], 2019].6
(b)            Payment Procedure.  Payments of Principal, Interest and all other amounts due pursuant to this Note shall be made by wire transfer of immediately available funds to an account designated by the Holder [or by check sent to the Holder as the Holder may designate for such purpose from time to time by written notice to the Corporation].
(c)            [Interest Rate Adjustment.  If the Corporation has not paid and does not pay, on or before ______________________,7 $____________________8 on account of the previously accrued and unpaid dividends on the Series B Preferred Shares previously and currently held by the Holder, the Interest Rate shall be increased by 3.00% per annum.]9
Rank.            The Debt shall be deemed to rank (a) senior to all classes of Common Stock, Series A Preferred Shares, Series B Preferred Shares and to all other classes and series of capital stock of the Corporation established after the Original Issue Date (collectively, the "Securities"), (b) pari passu with holders of unsecured indebtedness and liabilities ("Unsecured Debt") and (c) junior to all holders of secured indebtedness or liabilities to the extent of such holder's security ("Senior Secured Debt").

[5]	Insert the first Interest Payment Date following the date of this Note.
[6]	Delete the bracketed text if the conversion to this Note occurs on or after the fifth anniversary of the Original Issue Date.
[7]	Insert the date that is six months from the original Dividend Payment Default.
[8]	Insert the amount of the previously accrued and unpaid dividends on account of the Holder's Series B Preferred Shares.
[9]	Delete this paragraph if the conversion to this Note occurs after there has been a Dividend Payment Default for six months or more.
2

Dividends; Additional Amounts.
Limitation on Dividends.  So long as any Principal, Interest or any other amount payable under this Note is due and outstanding, the Corporation shall not declare or pay any dividend or make any other distribution of the Corporation's assets or profits to any holder of Junior Securities.
Permitted Dividends.  [The Corporation may authorize and pay a dividend in cash on its outstanding Common Stock at any time prior to January 29, 2019 only if the Corporation simultaneously pays all accrued and unpaid Interest and all amounts remaining unpaid that were previously due pursuant to this Section 3(b), plus an additional amount in cash determined as follows: (i) if the Interest Rate as calculated under clause (B) of the definition of Interest Rate is 5%, then in addition to such Interest and other amounts, an amount equal to 40% of the Common Stock dividend the Holder would have received if the Debt had been converted in full into Common Stock as provided in this Note and (ii) if the Interest Rate as calculated under clause (B) of the definition of Interest Rate is 0%, then the greater of (A) 100% of the Common Stock dividend the Holder would have received if the Debt had been converted in full into Common Stock as provided in this Note and (B) 5% of the Note Liquidation Preference.]10  The Corporation may authorize and pay a dividend in cash on its outstanding Common Stock at any time [on or after January 29, 2019]11 only if the Corporation simultaneously pays all accrued and unpaid Interest and all amounts remaining unpaid that were previously due pursuant to this Section 3(b) plus an additional amount in cash equal to 40% of the Common Stock dividend the Holder would have received if the Debt had been converted in full into Common Stock as provided in this Note.  The Holder shall not be entitled, pursuant to this Section 3(b), to any amount in excess of all accrued and unpaid Interest on the Note and additional amounts required under this paragraph.
Liquidation Rights.
Liquidation Event.  Upon the occurrence of any Liquidation Event, the Holder shall be entitled to receive out of the assets of the Corporation or proceeds thereof, whether from capital, surplus or earnings, after satisfaction of all liabilities, if any, to creditors of the Corporation that are senior to the Holder pursuant to applicable law and subject to the rights of holders of any outstanding Senior Secured Debt in respect of distributions upon a Liquidation Event, and concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of Unsecured Debt, and before any distribution of such assets or proceeds is made to or set aside for the holders of Securities, a liquidating distribution or payment in full redemption of the Debt in an amount equal to the greater of (i) the Note Liquidation Preference and (ii) the amount that the Holder otherwise would be entitled to receive if the full amount of the Debt was converted into shares of Common Stock (at the then-prevailing Conversion Price) immediately prior to such Liquidation Event.  For purposes of clarity, upon the occurrence of any Liquidation Event (i) the holders of then outstanding Senior Secured Debt shall be entitled to receive the applicable Liquidation Preference on such Senior Secured Debt before any distribution shall be made to the Holder and (ii) the Holder shall be entitled to the Note Liquidation Preference (or the amount that the Holder otherwise would be entitled to receive if the full amount of the Debt was converted into shares of Common Stock, as applicable) in cash before any distribution shall be made to the holders of the Corporation's Securities.  The Holder shall not be entitled to any other amounts from the Corporation, in its capacity as Holder of the Debt, after it has received in full the Note Liquidation Preference set forth in this Section 4(a) or the amount that the Holder would be entitled to receive if the full amount of the Debt were converted to Common Stock in accordance herewith immediately prior to such Liquidation Event, as applicable.  The payment in full of the Note Liquidation Preference (or the payment in full of the amount that the Holder otherwise would be entitled to receive if the full amount of the Debt was converted into shares of Common Stock, as applicable) in respect of the full amount of the Debt shall be a payment in redemption of the Note such that, from and after such payment, the Note shall thereafter be cancelled and the Debt shall no longer be outstanding.

[10]	Delete this sentence if the conversion to this Note occurs on or after the fifth anniversary of the Original Issue Date.
[11]	Delete bracketed text if the conversion to this Note occurs after the fifth anniversary of the Original Issue Date.

3

Partial Payment.  If, in the event of any distribution or payment described in Section 4(a) above where the Corporation's assets available for distribution to the holders of Unsecured Debt (including the Debt) are insufficient to satisfy the full amount of the Debt, the Corporation's assets then remaining shall be distributed pro rata among the holders of Unsecured Debt on the basis of their relative indebtedness.  To the extent that the Holder receives a partial payment on account of the Debt, such partial payment shall reduce the total outstanding amount of the Debt, but only to the extent of such amount actually received.
Residual Distributions. After payment in full of the Senior Secured Debt, the Debt and the total outstanding amount of other Unsecured Debt, the Corporation's remaining assets and funds shall be distributed among the holders of Securities then outstanding according to their respective rights and preferences.
[Covenants.  So long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates:
Negative Covenants. Subject to Section 5(b) hereof, the Corporation may not take any of the following actions, or enter into any contract or arrangement to take or cause to be taken any of the following actions without the prior written consent of the Holder, which consent shall be given or withheld in accordance with Section 22 hereof:
Authorize, create or issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares or issue any additional Series B Preferred Shares; provided, however, that [after the fifth anniversary of the Original Issue Date,]12 the Corporation may issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares, if the net proceeds from the sale of such capital stock or Series B Preferred Shares are used to repay the full amount of the Debt;
Engage in any transaction with any Affiliate of the Corporation in excess of $200,000 per calendar year, except for the performance of obligations pursuant to the terms of any agreement to which the Corporation was a party as of January 28, 2014, as such agreement may be amended or renewed from time to time, provided that any such amendment or renewal is permitted only if its terms are not more disadvantageous than the terms of such agreement in effect as of January 28, 2014 subject to the following sentence.  For the avoidance of doubt, the foregoing proviso will not apply to customary adjustments and increases (including with respect to inflation and personnel costs) contained in any agreement to which the Corporation was a party as of January 28, 2014 or any changes that are not more favorable to such Affiliate than terms that would be obtained in an arms' length transaction with an unaffiliated third party; and

[12]	Delete bracketed text if the conversion to this Note occurs after the fifth anniversary of the Original Issue Date.
4

Effect any transaction involving the financing or acquisition of vessel or vessels, or any merger or other corporate transaction, that increases the aggregate amount of the Corporation's and its subsidiaries' (other than any Excluded Joint Venture) debt outstanding unless the ratio of debt over the sum of (i) the then most recent aggregate Vessel Value of all of the vessels owned directly or indirectly by the Corporation or its subsidiaries (other than any Excluded Joint Venture), including payments made under any shipbuilding contracts, plus (ii) Cash and Cash Equivalents, remains below 60% (the "Debt Ratio").  "Excluded Joint Venture" means any joint venture to which the Corporation is a party unless (A) the Corporation owns more than 50% of such joint venture and the organizational documents for such joint venture do not prohibit the Corporation from exercising control over the joint venture or (B) the Corporation has guaranteed any of the debts of such joint venture.  For the avoidance of doubt (A) this paragraph (iii) shall not apply to the refinancing of existing senior secured debt facilities as long as the aggregate amount outstanding or available under such senior secured debt does not increase as a result of such refinancing, (B) notwithstanding this paragraph (iii), if the Debt Ratio equals or exceeds 60%, the financing of two newbuildings pursuant to shipbuilding contracts that the Corporation or its subsidiaries executed prior to January 28, 2014 may be leveraged at an amount no greater than 70% of the contract price regardless of the Debt Ratio; provided, for the avoidance of doubt, that any such financing shall be included in the Debt Ratio on all other matters, (C) for purposes of this paragraph (iii), in connection only with the delivery of a newbuilding or the entry into a financing agreement with respect to the acquisition of such newbuilding, the Debt Ratio shall be deemed met upon the delivery of such newbuilding or entry into such financing agreement, as applicable, if the Debt Ratio, after taking into account the anticipated terms and conditions of any future financing agreement, was below 60% at the time of entry into the contract to purchase such newbuilding, and either such newbuilding is financed with the same (or lesser) amount of debt than was anticipated when the Corporation or its subsidiary entered into such contract to purchase such newbuilding or such newbuilding is financed on the same or more favorable terms and conditions anticipated for such financing agreement and (D) for the purposes of this paragraph (iii), a conversion of Euromar LLC membership interests into shares of the Corporation (including a conversion by way of merger) shall not be deemed a reorganization or recapitalization.
Termination of Section 5(a) Consent Rights – Minimum Common Shares on Conversion.  Unless the Board of Directors otherwise determines, the consent rights under Section 5(a) hereto shall terminate once the Initial Holder no longer holds at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by the Initial Holder on the Original Issue Date would have converted into as of the Original Issue Date (subject to adjustment each time the Conversion Price is adjusted).  For the avoidance of doubt, for the purpose of this Section 5(b), any Series B Preferred Shares held by the Initial Holder and this Note at any time shall be deemed converted and aggregated with any converted shares of Common Stock held by the Initial Holder for the purpose of determining whether the Initial Holder has maintained such 65% ownership.
Termination of Section 5(a) Consent Rights – Conversion of Series B Preferred Shares.  Except as otherwise terminated under Section 5(b) above, the consent rights under Section 5(a) hereof shall terminate if more than 50% of the Series B Preferred Shares that were issued on the Original Issue Date are converted into Common Stock.
No Change in Control.  The Corporation may not effect any transaction that would result in a Change of Control, or enter into any contract or arrangement to effect any transaction that would result in a Change of Control, unless the Corporation shall have received the prior written consent of the Initial Holder, if immediately after or simultaneously with such Change of Control, the Corporation would not be able to repay the full amount of the Debt.]13

[13]	Delete Section 5 if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.
5

Intentionally Omitted.
Right of Holder to Convert into Common Stock.
Optional Conversion. The Holder may elect to convert the Debt, in whole or in part, at any time and from time to time into shares of Common Stock at a rate equal to the amount of the Debt to be converted divided by the Conversion Price then in effect.
Mandatory Conversion.  At any time after the date of this Note, all of the Debt will mandatorily convert to Common Stock at the Conversion Rate then in effect if all of the following are true: (1) the Corporation consummates a sale of Common Stock in an underwritten public offering with a price per share of Common Stock to the public of $25.00, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more resulting in gross proceeds of $40.0 million or more (subject to adjustment as set forth in the last sentence of this Section 7(b)); (2) the Common Stock trades at or above a VWAP of $25.00, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more per share for 37 consecutive Trading Days prior to the earlier of the announcement of such offering and the closing of the offering and (3) either (x) there is an effective registration statement covering the resale of all converted Common Stock (or if there is an effective registration statement covering only a portion of the converted Common Stock, then the Debt will mandatorily convert into Common Stock only with respect to such portion) or (y) the converted Common Stock may be resold pursuant to Rule 144 without any volume or manner or sale restrictions (subject to any lock-up period required by the underwriters of such underwritten offering).  The Corporation shall promptly notify the Holder if all of the provisions of this Section 7(b)(1), (2) and (3) are met.  [So long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates, if the Corporation provides timely notice to the Holder of the underwritten offering set forth in clause (1) of this Section 7(b) requesting participation by the Holder in such offering, and the Holder declines to so participate, such underwritten offering may result in gross proceeds of $40.0 million less an amount equal to the value (determined at a price per share equal to the price at which shares of Common Stock are offered in such underwritten offering) of 5% of the Common Stock that is convertible from the Debt on the date notice of such underwritten offering is provided by the Corporation to the Holder (based on the conversion price in effect on January 28, 2014, subject to anti-dilution adjustments) at the time the notice of such offering is provided by the Corporation to the Holder, and the Debt shall remain subject to the mandatory conversion set forth in this Section 7(b) (provided that the provisions of clauses (2) and (3) set forth in this Section 7(b) are met).]14
Adjustment of Conversion Price as Result of Certain Corporate Actions.  The Conversion Price in effect at any time shall be adjusted as follows:
If the Corporation shall, at any time or from time to time, effect a subdivision or split of the outstanding Common Stock, the Conversion Price in effect immediately before such subdivision or split shall be proportionately decreased and, conversely, if the Corporation shall, at any time or from time to time, effect a combination of the outstanding Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased.  Any adjustment under this Section 7(c)(i) shall become effective at the close of business on the date of the applicable subdivision, split or combination.

[14]	Delete the bracketed portion if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.
6

In the event that the Corporation shall, at any time or from time to time, make or issue to all holders of shares of Common Stock, a dividend or other distribution payable in shares of Common Stock, then the Conversion Price in effect shall be decreased as of the time of such issuance in accordance with the following formula:
O
C1	=	C x ----------------
O + N

where:
C1 =	The adjusted Conversion Price.
C =	The current Conversion Price.
O =	The number of shares of Common Stock outstanding immediately prior to the applicable issuance.
N =	The number of additional shares of Common Stock issued in payment of such dividend or distribution.
In the event that the Corporation shall, at any time or from time to time, offer shares of Common Stock (other than Excluded Shares) in a non-public offering (or in a public offering in which more than 50% of such public offering is subscribed to by Affiliates of the Corporation) in which the Common Stock is sold at a price less than Fair Market Value, then the Conversion Price shall be reduced (but not increased) to an amount determined by multiplying the Conversion Price by a fraction (x) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration received or deemed received by the Corporation for the total number of additional shares of Common Stock so issued would purchase at such then-existing Conversion Price, and (y) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale plus the total number of additional shares of Common Stock so issued.  For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (I) the number of shares of Common Stock outstanding, (II) the number of shares of Common Stock into which the then-outstanding Series B Preferred Shares and notes into which any Series B Preferred Shares shall have been converted pursuant to the Statement of Designation could be converted if fully converted on the day immediately preceding the given date, and (III) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and Convertible Securities outstanding on the day immediately preceding the given date. In addition, any issuance of additional Series B Preferred Shares shall not cause an adjustment to the Conversion Price under this Section 7(c)(iii).
An adjustment made pursuant to this Section 7(c)(iii) shall be made on the next Business Day following the date on which any such issuance or sale is made and shall be effective retroactively to the close of business on the date of such issuance or sale.
7

For the purpose of making any adjustment required under this Section 7(c)(iii), the aggregate consideration received by the Corporation for any issue or sale of securities (the "Aggregate Consideration") shall be computed as: (A) to the extent it consists of cash, the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, the fair value of that property as determined in good faith by the Board of Directors; provided, however, that to the extent the Board of Directors determines the fair value of property other than cash is equal to or exceeds $1,000,000, then the Corporation shall have such property appraised by a qualified independent appraiser, whose valuation shall conclusively determine the value, and (C) if shares of Common Stock, Convertible Securities or rights or options to purchase either shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such shares of Common Stock, Convertible Securities or rights or options.
For the purpose of the adjustment required under this Section 7(c)(iii), if the Corporation issues or sells (x) Preferred Shares or other stock, options, warrants, purchase rights or other securities convertible into, shares of Common Stock other than Excluded Shares (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of shares of Common Stock or Convertible Securities (other than Excluded Shares) and if the Effective Price of such shares of Common Stock is less than the Conversion Price, the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus: (A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and (B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses.
If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.
8

If any option or warrant expires or is cancelled without having been exercised, then, for the purposes of the adjustments set forth above, such option or warrant shall have been deemed not to have been issued and the Conversion Price shall be adjusted accordingly.  No holder of Common Stock which was previously issued upon conversion of any portion of the Debt shall have any obligation to redeem or cancel any such shares of Common Stock as a result of the operation of this paragraph.
Anything herein to the contrary notwithstanding, no adjustment will be made to the Conversion Price by reason of the issuance of Common Stock upon the conversion of any portion of the Debt or of any Series B Preferred Shares or the exercise of any such rights or options.
[Intentionally Omitted.]
Corporate Events.  Prior to the consummation of any transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock, including a reclassification, exchange, substitution or reorganization (a "Corporate Event"), the Corporation shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of all the outstanding Debt, such securities and other assets (including cash) that the Holder would have been entitled to receive had the Holder converted all of the outstanding Debt into Common Stock immediately prior to the consummation of such Corporate Event.  The provisions of this Section 7(e) shall apply similarly and equally to successive Corporate Events.
Mechanics of Conversion.  No fractional shares of Common Stock shall be issued upon conversion of any Debt.  In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to the amount of the unconverted Debt that would otherwise be converted into such fractional share.  Before the Holder shall be entitled to convert any portion of Debt into full shares of Common Stock, and to receive certificates therefor, the Holder shall give written notice to the Corporation at such office that the Holder is converting the same and the Corporation shall issue and deliver to the Holder, as soon as practicable after the date of notice and at the office of the Corporation or of any transfer agent of the Corporation, a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid (or the applicable book-entry account shall be created and/or noted as credited with such shares of Common Stock) and a check payable to the Holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which such notice is delivered by the Holder, and the Person or Persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.  If all of the Debt has been converted to shares of Common Stock and the Holder has received in accordance with this Section 7(f) a certificate or certificates (or book entries shall have been created and/or noted as credited) in respect of the Common Stock to be issued and checks in lieu of fractional shares upon conversion of all of the Debt, the Holder shall deliver to the Corporation the original Note for cancellation, or shall notify the Corporation that the original Note has been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with this Note.  If the Holder shall elect to convert less than all of the Debt into shares of Common Stock pursuant to Section 7(a), the Holder shall first convert all accrued and unpaid Interest and other amounts payable under this Note (other than Principal) prior to converting any outstanding Principal.
9

Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the Debt, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Debt; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the Debt, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Statement of Designation or the Articles of Incorporation.
Intentionally Omitted.
Treasury Stock.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held, directly or indirectly, by or for the account of the Corporation.  The disposition of such shares of Common Stock shall be deemed a sale for the purpose of Section 7(c)(iii) hereof.
Other Events.  If any event occurs of the type contemplated by the foregoing provisions of this Section 7 but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to protect the rights of the Holder; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.
Intentionally Omitted.
Definitions.  As used herein, terms not otherwise defined in this Note shall have the following meanings:
"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
"Aggregate Consideration" has the meaning set forth in Section 7(c)(iii) of this Note.
"Approved Shipbroker" means any of the following or their Affiliates:  Arrow Valuations Ltd.; Breamar Seascope Limited; Clarkson Valuations Limited; Fearnley Offshore AS; Howe Robinson & Co. Ltd.; ICAP Shipping Limited; Maersk Brokers K/S; RS Platou Shipbrokers AS; SSY Valuation Services Ltd.; and Vessels Value Ltd.; or such other reputable, independent and first class firm of shipbrokers specializing in the valuation of Vessel of the relevant type agreed between the Corporation and the Initial Holder.
"Articles of Incorporation" means the Corporation's Amended and Restated Articles of Incorporation as in effect on the date hereof, as they may be further amended and/or restated from time to time.
10

"Available Cash" means the cash available to the Corporation after taking into account operating expenses (including accrual for scheduled drydockings, provided that such accrual shall be equally divided between all quarters of the applicable fiscal year or years between drydockings for the applicable vessel or vessels) and all scheduled principal and interest payments due on the Corporation's indebtedness during the current fiscal quarter.
"Board of Directors" means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act, any authorized committee thereof.
"Business Day" means a day on which the primary exchange on which the Corporation's Common Stock is listed or quoted is open for trading and which is not a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close.
"Bylaws" means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.
["Cash and Cash Equivalents" means any of the following types of investments, to the extent owned by the Corporation or any of its subsidiaries (other than any Excluded Joint Venture):  (A) Dollars, euros or such local currencies held by the Corporation from time to time in the ordinary course of its business; (B) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof; (C) investments in certificates of deposit, banker's acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $750,000,000; (D) investments in commercial paper of a corporation maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto, or from Moody's Investors Service, Inc., and any successor thereto (but excluding asset-backed investments and any commercial paper issued by a special investment vehicle); (E) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (B) above and entered into with a financial institution satisfying the criteria of clause (C) above; and (F) investments in "money market funds" within the meaning of Rule 2a-7 of the Investment Company Act of 1940, as amended, substantially all of whose assets are invested in investments of the type described in clauses (A) through (E) above and which is issued by a financial institution having total assets in excess of $5,000,000,000.]15

[15]	Delete this definition if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.
11

"Change of Control" is deemed to occur when, after the date of this Note, one or more of the following has occurred:  (i) the acquisition by any Person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 50% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including shares of Common Stock convertible from this Note, or other Convertible Securities) unless the Person acquiring such voting power is (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc. or any Affiliate of Friends Investment Company, Inc., (ii) the acquisition by (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc., or any Affiliate of Friends Investment Company, Inc., of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 65% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including any shares of Common Stock convertible from the Series B Preferred Shares or, the Note or other notes issued by the Corporation on account of the Series B Preferred Shares converted into notes pursuant to Section 7(h) of the Statement of Designation, or any other Convertible Securities) (except that in the case of clauses (i) and (ii) such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), or (iii) the Common Stock of the Corporation is not listed on any of the equities markets of The Nasdaq Stock Market or the New York Stock Exchange; provided, however, that if the Common Stock is not listed solely because the Common Stock does not meet the minimum trading price requirement of such exchange, a "Change of Control" shall be automatically deemed to occur on the sixty first (61st) day after the Common Stock is not so listed if on such sixty first (61st) day the Common Stock remains not so listed.]
For the avoidance of doubt, a conversion of Euromar LLC membership interests into shares of the Corporation pursuant to the Amended and Restated Limited Liability Company Agreement for Euromar LLC (including a conversion by way of merger) shall not be deemed to be a Change of Control under (i) above.
"Common Stock" means the Corporation's common stock, par value $0.03 per share.
"Conversion Price" means $[10.76]16[9.25]17 (subject to adjustment pursuant to Sections 7(c), (e) and (j) hereof, as applicable)[; provided, however, that if the Corporation has not paid and does not pay on or before ______________________,18 $___________________19 on account of the previously accrued and unpaid dividends on the Series B Preferred Shares previously and currently held by the Holder, the Conversion Price shall equal $[9.25]20 (subject to adjustment pursuant Sections 7(c), (e) and (j) hereof)].21

[16]	Insert this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default. To the extent the Conversion Price in the Statement of Designation is deemed changed or amended pursuant to the terms thereof, a similar change shall be automatically deemed to be made here.
[17]	Insert this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default. To the extent the Conversion Price in the Statement of Designation is deemed changed or amended pursuant to the terms thereof, a similar change shall be automatically deemed to be made here.
[18]	Insert the date that is six months from the original Dividend Payment Default.
[19]	Insert the amount of the previously accrued and unpaid dividends on account of the Holder's Series B Preferred Shares.
[20]	To the extent the Conversion Price in the Statement of Designation is deemed changed or amended pursuant to the terms thereof, a similar change shall be automatically deemed to be made here.
[21]	Delete the bracketed text if this Note is issued more than six month after the original Dividend Payment Default.
12

"Convertible Securities" has the meaning set forth in Section 7(c)(iii) of this Note.
"Corporate Event" has the meaning set forth in Section 7(e) of this Note.
"Corporation" has the meaning set forth in the Preamble of this Note.
"Debt" has the meaning set forth in the Preamble of this Note.
"Debt Ratio" has the meaning set forth in Section 5(a)(iii) of this Note.
"Dollar" and "$" mean lawful money of the United States of America from time to time.
"Effective Price" of shares of Common Stock shall mean the quotient determined by dividing the total number of shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under Section 7(c)(iii) hereof, into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under Section 7(c)(iii) hereof, for such shares of Common Stock. In the event that the number of shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.
"Exchange Act" has the meaning set forth in the definition of Change of Control.
"Excluded Joint Venture" has the meaning set forth in Section 5(a)(iii) of this Note.
"Excluded Shares" means any shares of Common Stock issued or issuable by the Corporation: (A) to directors, officers, employees and consultants under any stock incentive plan or similar plan or arrangement approved by the Board of Directors; (B) in respect of a conversion of the Series B Preferred Shares in accordance with the Statement of Designation or upon conversion of any notes into which any Series B Preferred Shares shall have been converted pursuant to the Statement of Designation; (C) pursuant to a stock split, stock dividend, reorganization or recapitalization applicable to all of the shares of Common Stock of the Corporation; or (D) pursuant to a transaction that the Initial Holder agrees shall be deemed to be an issuance of Excluded Shares.
"Fair Market Value" means the 30-Trading Day trailing VWAP of the Common Stock (as adjusted to take into account any offering expenses, such as underwriting discounts and expenses (but not including discounts to the VWAP), that are customary for the type of offering being conducted by the Corporation).
"Holder" has the meaning set forth in the Preamble of this Note.
"Initial Holder" means Tennenbaum Opportunities Fund VI, LLC and/or its Affiliates.
"Interest" has the meaning set forth in the Preamble of this Note.
"Interest Payment Date" has the meaning set forth in Section 1(a) of this Note.
"Interest Period" means a period of time commencing on and including an Interest Payment Date (other than the initial Interest Period, which shall commence on and include the date hereof) and ending on and including the day next preceding the next Interest Payment Date.
13

"Interest Rate" means a rate per annum determined as follows:
[(A)            For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if no cash dividend for the applicable quarter is being paid on the Common Stock, the Interest Rate shall be calculated on a calendar quarter basis based on the VWAP of all Trading Days (taken as a whole unless VWAP information based on all such Trading Days taken as a whole is not available, in which case the Interest Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) during the immediately preceding calendar quarter and shall be (i) [8.00]22[11.00]23% of the Note Liquidation Preference if such VWAP is less than or equal to $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such quarter), and (ii) [3.00]24[6.00]25% of the Note Liquidation Preference if such VWAP exceeds $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such quarter).
(B)            For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if a cash dividend for the applicable quarter is being paid on the Common Stock, the Interest Rate shall be calculated based on the VWAP during the 37 Trading Days (taken as a whole unless VWAP information based in all such Trading Days taken as a whole is not available, in which case the Interest Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) immediately prior to the meeting of the Board of Directors that approved such cash dividend and shall be (i) 8.00]26[11.00]27% of the Note Liquidation Preference if such VWAP is less than or equal to $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such period), and (ii) [3.00]28[6.00]29% of the Note Liquidation Preference if such VWAP exceeds $25.00 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $25.00 (as so adjusted) based on the currency conversion rate on the last day of such period).]30

[22]	Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).
[23]	Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).
[24]	Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).
[25]	Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).
[26]	Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).
[27]	Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).
[28]	Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).
[29]	Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).
[30]	Delete paragraphs (A) and (B) if the Holder's right to convert its Series B Preferred Shares into this Note is exercised on or after the fifth anniversary of the Original Issue Date.
14

[(C) For the period commencing on and including the fifth anniversary of the Original Issue Date and ending on but excluding the seventh anniversary of the Original Issue Date, the Interest Rate shall be [15.00]31[18.00]32%.]33
[(D)] T[hereafter, t]he Interest Rate shall be [17.00]34[20.00]35%, in each case subject to Section 1(c) hereof.  If the Interest Rate changes pursuant to subparagraphs [(A)-(D)] above during an Interest Period, the amount of Interest for each day during such Interest Period shall be calculated based on the Interest Rate in effect on such day.
The Initial Holder has agreed to provide the Corporation with the applicable VWAP at no cost in a timely manner upon request by the Corporation.  If the Initial Holder (or another Person designated to do so by the Initial Holder at the Initial Holder's expense) does not provide such VWAP in a timely manner, all references to VWAP for purposes of calculating the Interest Rate shall mean the average, volume adjusted closing price of the Common Stock as reasonably calculated by the Corporation for such periods.
"Liquidation Event" means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, or a sale of all or substantially all of the assets or properties of the Corporation individually or in a series of transactions.  A consolidation or merger of the Corporation with or into any other Person, individually or in a series of related transactions, shall not be deemed a Liquidation Event.
"Liquidation Preference" means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) hereof and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide).
"Note Liquidation Preference" means a Liquidation Preference equal to (a) the Debt less (b) a distribution in connection with a Liquidation Event described in Section 4 of this Note which does not result in payment in full of the liquidation preference of this Note.
"Original Issue Date" shall mean January 29, 2014.
"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

[31]	Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).
[32]	Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).
[33]	Delete this paragraph if the Holder's right to convert its Series B Preferred Shares into this Note is exercised on or after the seventh anniversary of the Original Issue Date.
[34]	Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).
[35]	Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).
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"Preferred Shares" means any of the Corporation's preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to one or more preferences over shares of the Corporation's Common Stock.
"Principal" has the meaning set forth in the Preamble of this Note.
"Securities" has the meaning set forth in Section 2 of this Note.
"Senior Secured Debt" has the meaning set forth in Section 2 of this Note.
"Series B Preferred Shares" means the Series B Convertible Perpetual Preferred Shares of the Corporation, par value $0.01 per share.
"Statement of Designation" has the meaning set forth in the Preamble of this Note.
"Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).
"Unsecured Debt" has the meaning set forth in Section 2 of this Note.
["Vessel Value" of a particular vessel means the fair market value of such vessel which shall be conclusively determined by one Approved Shipbroker selected by the Corporation, which written determination may be no more than three (3) Business Days old and may be made with or without physical inspection of such vessel, on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer free of any existing charter or any other contract of employment in respect of such vessel; and after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.]36
"VWAP" means volume-weighted average price of the Common Stock.
For all purposes relevant to this Note: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words "include," "includes," or "including" are used, they are deemed followed by the words "without limitation;" and all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate proportional adjustment for stock splits, stock combinations, stock dividends and similar events.

[36]	Delete this definition if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.
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Sinking Fund.  The Debt shall not have the benefit of any sinking fund except, and only to the extent, as follows: in the event the Corporation fails to pay any Interest or other amount (other than the full amount of the Debt on the Maturity Date) when due or fails to pay full amount of the Debt on the Maturity Date, the Corporation will create a sinking fund for the sole purpose of paying Interest and such other amounts as provided herein (other than the full amount of the Debt on the Maturity Date) or the full amount of the Debt, as applicable; provided, however, that such sinking fund shall not be created if it would cause any additional breach or default under any then existing credit agreement, guarantee, security agreement or similar agreement to which the Corporation or any of its subsidiaries is a party.  The Corporation shall deposit into the sinking fund 80% of its Available Cash (or such lesser amount as may be permitted under any such credit agreement, guarantee, security agreement or similar agreement to which the Corporation or any of its subsidiaries is a party), as and when such funds become available, until all such accrued but unpaid Interest and other amounts or the full amount of the Debt, as applicable, has been paid.  Any excess funds remaining in the sinking fund after all such Interest and other amounts or the full amount of the Debt, as applicable, has been paid in full shall revert to the Corporation.  Notwithstanding the foregoing, the Corporation shall not enter into any agreement that would prohibit, impair or otherwise alter, or amend any existing agreement to prohibit, impair or otherwise alter, the Corporation's ability to perform any of its obligations in this Section 10, disregarding, for the purposes of this sentence, the proviso in the first sentence and parenthetical in the second sentence of this Section 10.
Intentionally Omitted.
Notices.  The Corporation will give notice to the Holder promptly following each adjustment of the Conversion Price, setting forth in reasonable detail the calculation of such adjustment(s).  In addition, if the Corporation (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Corporate Event, (iii) authorizes the sale of all or substantially all of the assets or properties of the Corporation or the voluntary dissolution, liquidation or winding up of the affairs of the Corporation, or (iv) undergoes a Change of Control, then the Corporation shall deliver to the Holder a notice describing the material terms and conditions of such event (but only to the extent such disclosure would not result in the dissemination of material, non-public information to the Holder) at least ten (10) calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.  All notices and other communications given or made pursuant hereto shall be in writing and delivered by hand or sent by registered or certified mail (postage prepaid, return receipt requested) or by nationally recognized overnight air courier service and shall be deemed to have been duly given or made as of the date delivered if delivered personally, or if mailed, on the third Business Day after mailing (on the first Business Day after mailing in the case of a nationally recognized overnight air courier service) to the parties at the following addresses:
If to the Corporation, to:
Euroseas, Ltd.
c/o Eurobulk Ltd.
 4, Messoglou & Evropis St.
151 25, Maroussi
Greece
Attention: Aristides J. Pittas, Chairman, President & CEO
with a copy to (which shall not constitute notice):
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
 Attention:  Lawrence Rutkowski, Esq.
If to the Holder, to:
___________________
___________________
___________________
 ___________________
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Amendments and Waivers.  This Note may not be modified, amended, waived, extended, changed, discharged, or terminated orally or by any act or failure to act, but only by an instrument in writing signed by the Corporation and the Holder.
Successors and Assigns.  This Note applies to, inures to the benefit of, and binds the successors of the Corporation and the Holder.  This Note may be assigned or otherwise transferred by the Holder from time to time in compliance with applicable securities laws without the consent of the Corporation, and in the event of any such assignment or transfer, the obligations of the Corporation hereunder shall inure to the benefit of all such assigns and successors.  In the event Holder assigns or otherwise transfers all or any part of this Note, the Corporation shall, upon the request of the Holder, issue new Notes to effectuate such assignment or transfer.  The Corporation may not assign or delegate its obligations hereunder without the prior written consent of the Holder, and any purported assignment without such consent shall be void and of no effect.
Governing Law; Consent to Jurisdiction; Service of Process.  This Note shall be governed by the laws of the State of New York without giving effect, to the extent permitted by applicable law, to any conflict of law principles that would result in the application of any other law.  Each party hereto agrees that all legal suits, actions or proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and, to the extent permitted by applicable law, hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such suit, action or proceeding.  Each of the Corporation and the Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight air courier service (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  Notwithstanding the foregoing, the Corporation consents to process being served by or on behalf of the Holder in any suit, action or proceeding of the nature referred to in this Section 15 by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 12, to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 for the purpose of accepting service of any process in the United States on behalf of the Corporation. The Corporation hereby agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.
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No Impairment.  The Corporation will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will, at all times, in good faith, assist in carrying out of all the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.
Taxes.  The Corporation shall pay any and all issue, stamp and other taxes that may be payable in respect of any conversion of all or any portion of the Debt.  The Corporation shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate of Common Stock in a name other than the Holder, and the Corporation shall not be required to issue or deliver any such certificate of Common Stock unless and until the Holder shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
Lost or Stolen Note.  Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of the original Note, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Note, the Corporation shall execute and deliver a new Note of like tenor and date.
Severability.  The invalidity or unenforceability of any provisions of this Note in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Note in such jurisdiction or the validity, legality or enforceability of this Note, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the Corporation and the Holder hereunder shall be enforceable to the fullest extent permitted by law.  Upon such determination that any provision is invalid, illegal or incapable of being enforced, the Corporation and the Holder will negotiate in good faith to modify this Note so as to effect the original intent of the Corporation and the Holder as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section Headings.  The section headings contained in this Note are solely for the purpose of reference, are not part of the agreement of the Corporation and the Holder and shall not in any way affect the meaning or interpretation of this Note.  All references in this Note to Sections are to sections of this Note, unless otherwise indicated.
Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
[Consent by Holder.  The provisions of this Section 22 shall be in effect only so long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.  If the consent of the Holder is required pursuant to Section 5 hereunder, the Corporation shall promptly provide written notice to the Holder, which notice may be delivered by overnight courier (with a copy, which shall not be deemed notice, sent by email).  The Holder shall respond to the Corporation by delivering written notice of its consent, or decision to withhold such consent, within five (5) Business Days after receipt of such notice (not counting the day of receipt of such notice).  If the Holder has not delivered such notice within the five (5) Business Day period, the Holder shall be deemed to have given its consent.]37
[Vessel Valuations.  So long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates, until such time no Debt remains outstanding or accrued and unpaid, the Corporation shall provide to the Holder copies of all valuations of vessels that it or its direct or indirect subsidiaries own that the Corporation or any of its subsidiaries has in its possession on the Original Issue Date or that are prepared by unaffiliated third parties upon the Corporation's or any of its subsidiaries' request pursuant to the Corporation's or any of its subsidiaries' loan agreements or otherwise no later than two (2) Business Days after receipt of such valuations.  The Corporation or any of its subsidiaries shall provide any valuations of vessels prepared by the Corporation itself or such subsidiary for internal use, only upon request by the Holder.]38
[SIGNATURE PAGE FOLLOWS]

[37]	Delete this Section if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.
[38]	Delete this Section if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.
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IN WITNESS WHEREOF, the Corporation has caused this Note to be executed and dated the day and year first written above.

EUROSEAS, LTD.

By:    __________________________________________________
Name:
Title:

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